                                                       OMB APPROVAL
                                                   OMB NUMBER:  3235-0145
                       UNITED STATES               Expires:   October 31, 1994
              SECURITIES AND EXCHANGE COMMISSION   Estimated average burden
                     Washington, D.C.  20549       hours per form ....... 14.90

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. 6)*
                                           -

                           BIOCHEM INTERNATIONAL INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($0.02 par value)
-------------------------------------------------------------------------------
                          (Title of Class Securities)

                                  090585 10 0
                        -------------------------------
                                 (CUSIP Number)

Stephen Marcus, Holleb & Coff, 55 E. Monroe St., Ste. 4100, Chicago, IL 60603
                                 (312) 807-4600
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                March 2, 1998
               --------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the report person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.    090585 10 0                                   Page  2  of  9  pages
         -----------------------                               ----   ----


------------------------------------------------------------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    DS  MEDICAL PRODUCTS CO.

------------------------------------------------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a) /  /
                                                                                                                   (b)/  /

------------------------------------------------------------------------------------------------------------------------------------
3   SEC USE ONLY


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4   SOURCE OF FUNDS*
       N/A

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          /  /

------------------------------------------------------------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Illinois

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                 7   SOLE VOTING POWER
   NUMBER OF                 0
    SHARES      --------------------------------------------------------------------------------------------------------------------
  BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY                  0
     EACH       --------------------------------------------------------------------------------------------------------------------
   REPORTING     9   SOLE DISPOSITIVE POWER
    PERSON                   0
     WITH       --------------------------------------------------------------------------------------------------------------------
                10   SHARE DISPOSITIVE POWER
                             0
------------------------------------------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             0

------------------------------------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           /  /

------------------------------------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            --

------------------------------------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                           CO.

------------------------------------------------------------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.    090585 10 0                                   Page  3  of  9  pages
         -----------------------                               ----   ----


------------------------------------------------------------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    KEN M. DAVEE

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a) /  /
                                                                                                                   (b)/  /

------------------------------------------------------------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
       N/A

------------------------------------------------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          /  /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.
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                 7   SOLE VOTING POWER
   NUMBER OF                4,992,500
    SHARES      --------------------------------------------------------------------------------------------------------------------
  BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY                 0
     EACH       --------------------------------------------------------------------------------------------------------------------
   REPORTING     9   SOLE DISPOSITIVE POWER
    PERSON                  4,992,500
     WITH       --------------------------------------------------------------------------------------------------------------------
                10   SHARE DISPOSITIVE POWER
                            0
------------------------------------------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           4,992,500

------------------------------------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           /  /

------------------------------------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           37.79%

------------------------------------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                           IN

------------------------------------------------------------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.    090585 10 0                                   Page  4  of  9  pages
         -----------------------                               ----   ----


------------------------------------------------------------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    DAVID H. SANDERS

------------------------------------------------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a) /  /
                                                                                                                   (b)/  /

------------------------------------------------------------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
       N/A

------------------------------------------------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          /  /

------------------------------------------------------------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.

------------------------------------------------------------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
   NUMBER OF                4,636,566
    SHARES      --------------------------------------------------------------------------------------------------------------------
  BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY                 0
     EACH       --------------------------------------------------------------------------------------------------------------------
   REPORTING     9   SOLE DISPOSITIVE POWER
    PERSON                  4,636,566
     WITH       --------------------------------------------------------------------------------------------------------------------
                10   SHARE DISPOSITIVE POWER
                            0
------------------------------------------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            4,636,566

------------------------------------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           /  /

------------------------------------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            35.09%

------------------------------------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                           IN

------------------------------------------------------------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                           Page  5  of  9  pages
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                                  SCHEDULE 13D
                               (AMENDMENT NO. 6)



ITEM 1.    SECURITY AND ISSUER.

           Title and Class of Securities:  Common stock, $.02 par value.

           Name and Address of Principal Executive Offices of the Issuer:
           Biochem International Inc. (referred to herein as "Biochem"), W238 N1650 Rockwood Drive, Waukesha, Wisconsin 53188-1199.

ITEM 2.    IDENTITY AND BACKGROUND.

           Person Filing:

           (a-1) Name: DS Medical Products Co. (referred to herein as "DS Medical")

           (b-1)      State of Incorporation:  Illinois

           (c-1) Principal Business: The design, development, manufacture and sale of medical products and investment in the securities of one or more companies engaging in such activities. Address of Principal Business and Principal
                      Office: c/o Ken M. Davee, 180 East Pearson Street, Chicago, Illinois 60611.

           (d-1) DS Medical has not, during the last five years, been convicted in a criminal proceeding.

           (e-1) DS Medical was not, during the last five years, a party to any civil proceeding as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f-1)      Citizenship:  Not applicable.

           Executive Officers, Directors and Controlling Persons of DS Medical. [THIS SCHEDULE 13D IS FILED ON BEHALF OF THE FOLLOWING INDIVIDUALS, AS WELL, PURSUANT TO RULE 13D-1(F)]

                                                           Page  6  of  9  pages
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           (a-2)      Names:  Ken M. Davee and David H. Sanders.

           (b-2) Business Addresses: The business address for Mr. Davee is 180 East Pearson Street, Chicago, Illinois 60611, and for Mr. Sanders is Biochem International Inc., W238 N1650 Rockwood Drive, Waukesha, Wisconsin 53188-1199.

           (c-2)      Present Principal Occupations:

                 Name                 Principal Occupation
                 ----                 --------------------

                 Ken M. Davee         President, Secretary and director of DS
                                      Medical, Secretary and a director of
                                      Biochem International Inc., and a private investor

                 David H. Sanders     Chairman, Chief Executive Officer,
                                      Treasurer, and director of Biochem
                                      International Inc., and Treasurer and
                                      director of DS Medical

           (d-2) No executive officer, director or controlling person of DS Medical listed above has, during the last five years, been convicted in a criminal proceeding.

           (e-2) No executive officer, director or controlling person of DS Medical listed above was, during the last five years, a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f-2) Citizenship: The executive officers, directors and controlling persons of DS Medical listed above are citizens of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The shares that are the subject of this Schedule 13D were acquired by reason of the merger of DS Medical with and into Biochem, effective March 2, 1998, and the related surrender, for cancellation and exchange, of the shares of DS Medical previously held by the reporting persons.

                                                           Page  7  of  9  pages
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ITEM 4.    PURPOSE OF TRANSACTION.

           DS Medical was the investment vehicle through which Ken M. Davee and David H. Sanders owned a controlling interest in the stock, and controlled the business, of Biochem.

           The purpose of the merger of DS Medical with and into Biochem was to provide a tax-efficient method by which to distribute the shares of Biochem previously held by DS Medical to direct record ownership by the former shareholders of DS Medical.

           While the reporting persons are not presently engaged in any negotiations or discussions with any parties proposing an acquisition of Biochem or its business or assets, the reporting persons, as management and the principal beneficial stockholders of Biochem, have, from time to time, been approached by parties proposing such an acquisition (see Biochem Reports on Form 8-K, dated May 23, 1995 and July 25, 1995), and the reporting persons, in such capacities, reserve the right to solicit, initiate, entertain, consider, discuss and negotiate offers for the sale or other transfer of the stock or assets of Biochem from time to time.

           The ownership of a significant majority of the outstanding capital stock of Biochem by the reporting persons and related parties means that any such discussions, negotiations and transfer could be accomplished when, as and on terms, deemed advantageous to those principal shareholders, which may not coincide with the interests or anticipated timing of minority shareholders.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           DS Medical was the record and beneficial owner of 9,985,000 shares of Biochem common stock, representing 76.52% of the number of shares of the class outstanding.

           The separate existence of DS Medical ceased as a result of the merger of DS Medical with and into Biochem, effective March 2, 1998.

           Accordingly, DS Medical will no longer be a reporting person hereunder.

           As a result of the merger, Ken M. Davee became the direct beneficial owner of 4,992,500 shares of the common stock of Biochem, representing 38.26% of the number of shares of Biochem common stock outstanding.

                                                           Page  8  of  9  pages
                                                                ---    ---


           As a result of the merger, David H. Sanders became the direct beneficial owner of 4,636,566 shares of the common stock of Biochem, representing 35.53% of the number of shares of Biochem common stock outstanding.

           (Messrs. Davee and Sanders each own the shares of Biochem received by them in the merger as trustee of a revocable trust for their respective individual benefit.)

           For all purposes hereunder, the percent of class calculation is based on a total of 13,049,284 shares issued and outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Messrs. Davee and Sanders have been co-investors in Biochem since 1984, using DS Medical as their ownership vehicle. Throughout that time, they were substantially equal owners of the stock of DS Medical and their joint acquiescence was a practical requirement for action by DS Medical. As a result of the termination of the separate existence of DS Medical, each of Messrs. Davee and Sanders are free to deal with their respective shares of Biochem as they may individually determine. However, in light of their historical business relationship, and the relatively large percentage of Biochem of which each remains the owner, it is expected that any material transaction involving Biochem would be accomplished with the joint agreement of Messrs. Davee and Sanders.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           The parties' signatures hereto evidence their agreement that this statement is filed on behalf of each of them as required by Rule 13d-1(f).

                                   SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

                                                           Page  9  of  9  pages
                                                                ---    ---

      Each of the undersigned hereby agrees that this statement is filed on behalf of each of them pursuant to Rule 13d-1(f).

Dated:  March 31, 1998               DS MEDICAL PRODUCTS CO.

                                     By: s/Ken M. Davee
                                         ----------------------------
                                         Ken M. Davee, President


                                      s/Ken M. Davee
                                      -------------------------------
                                      Ken M. Davee


                                      s/David H. Sanders
                                      -------------------------------
                                      David H. Sanders